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                       January 4, 2021

       Stephen J. Thomas, III
       Chief Executive Officer
       TPT Global Tech, Inc.
       501 West Broadway, Suite 800
       San Diego, CA 92101

                                                        Re: TPT Global Tech,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed December 17,
2020
                                                            File No. 024-11260

       Dear Mr. Thomas:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
       Legal Branch Chief, at (202) 551-3453 with any other questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology
       cc:                                              Mike Littman